UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 11-K

ANNUAL REPORT

PURSUANT TO SECTION 15(d) OF

THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2003

Commission File No. 1-10290

DUQUESNE LIGHT COMPANY 401(k)

RETIREMENT SAVINGS PLAN FOR IBEW REPRESENTED EMPLOYEES

411 Seventh Avenue

P.O. Box 1930

Pittsburgh, PA 15230-1930

(Full title of the Plan and the address of the Plan, if different from that of the issuer named below)

Duquesne Light Holdings, Inc.

411 Seventh Avenue

Pittsburgh, PA 15219

(Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office)

Page 1 of 16 pages

The Table of Contents is on page 2.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Duquesne Light Company 401(k) Retirement Savings Plan For IBEW Represented Employees and Participants:

We have audited the accompanying Statements of Net Assets Available for Benefits of the Duquesne Light Company 401(k) Retirement Savings Plan for IBEW Represented Employees as of December 31, 2003 and 2002 and the related Statements of Changes in Net Assets Available for Benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2003 and 2002, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules of (1) assets held as of December 31, 2003 and (2) reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended. These schedules are the responsibility of the Plan’s management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic 2003 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ Deloitte & Touche LLP

Pittsburgh, Pennsylvania

June 4, 2004

DUQUESNE LIGHT COMPANY 401(K) RETIREMENT SAVINGS PLAN

FOR IBEW REPRESENTED EMPLOYEES

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	DECEMBER 31,
	2003	2002
Assets:
Investments	$37,784,313	$28,745,510
Employer contributions receivable	411,938	82,589

Total assets	38,196,251	28,828,099
Liabilities:
Excess contributions refundable	3,968	—

Total liabilities	3,968	—

Net Assets Available For Benefits	$38,192,283	$28,828,099

See Notes to Financial Statements.

DUQUESNE LIGHT COMPANY 401(K) RETIREMENT SAVINGS PLAN

FOR IBEW REPRESENTED EMPLOYEES

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	YEARS ENDED DECEMBER 31,
	2003	2002
Additions:

Additions to net assets attributed to:
Investment income:
Dividend income, investments	$870,861	$912,579
Interest income, participant loans	13,070	13,336
Net appreciation (depreciation) in fair value of investments	6,165,697	(5,539,673)
Contributions:
Participant	3,386,446	3,520,653
Employer	652,588	331,576
Other (deductions) additions	(3,586)	1,002

Total	11,085,076	(760,527)
Deductions:

Payment of benefits	(1,437,029)	(1,385,685)
Administrative expenses	(780)	(600)

Total	(1,437,809)	(1,386,285)

Net transfers from the plan	(283,083)	(139,674)

Net increase (decrease)	9,364,184	(2,286,486)

Net Assets Available for Benefits:
Beginning of year	28,828,099	31,114,585

End of year	$38,192,283	$28,828,099

See Notes to Financial Statements.

DUQUESNE LIGHT COMPANY 401(k) RETIREMENT SAVINGS PLAN

FOR IBEW REPRESENTED EMPLOYEES

Notes to Financial Statements for the Years Ended December 31, 2003 and 2002

1.	Description of the Plan

Duquesne Light Company (the Company) is a wholly owned subsidiary of Duquesne Light Holdings, Inc. (formerly DQE, Inc.), an energy services holding company. The Company is engaged in the supply, transmission and distribution of electric energy.

The following is a brief description of the Duquesne Light Company 401(k) Retirement Savings Plan for International Brotherhood of Electrical Workers (IBEW) Represented Employees (the Plan). Participants should refer to the Plan document, “Duquesne Light Company 401(k) Retirement Savings Plan For IBEW Represented Employees” effective January 1, 2000, as amended and restated, for more complete information.

General

The Plan is a defined contribution savings plan established by the Company and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended. Changes in the Plan are subject to the terms and conditions in the collective bargaining agreement with the IBEW, which was re-negotiated in 2003 and now expires in September 2006. In 2003 and 2002 seven funds were available for investment of contributions to the Plan. The funds include: the Vanguard Prime Money Market Fund which invests in short-term, high-quality money market instruments; the Vanguard 500 Index Fund which invests in all 500 stocks that make up the Standard & Poor’s 500 Index and is designed to match the performance of the index; the Vanguard Total Bond Market Index Fund which invests in government and corporate bond issues designed to match the performance of the Lehman Brothers Aggregate Bond Index; the Vanguard Extended Market Index Fund which invests in mid and small-capitalization companies and is designed to match the performance of the Wilshire 4500 Completion Index; the Vanguard Small-Cap Index Fund which invests in an index of small companies and is designed to match the performance of the Russell 2000 Index; the Vanguard Total International Stock Index Fund which invests in three Vanguard international index funds—a European fund, a Pacific fund, and an emerging markets fund—and is designed to match the investment results of the Morgan Stanley Capital International Total International Index; and the Duquesne Light Holdings, Inc. Common Stock Fund which invests in common stock of Duquesne Light Holdings, Inc. (Holdings) and includes Company matching contributions. Voting rights are extended to Participants in the Duquesne Light Holdings, Inc. Common Stock Fund according to their ownership interests in the fund.

The Company became the Plan Administrator and the named fiduciary for the Plan on January 1, 2002. The Plan Administrator has all powers necessary to carry out the provisions of the Plan and to satisfy the requirements of any applicable law. The Plan Administrator establishes, among other things, the funding policy of the Plan. The Vanguard Group, Inc. (Vanguard) is the sole Trustee and Recordkeeper for the Plan. As the Trustee, Vanguard is the custodian of the Plan’s assets and invests all participant contributions to the Plan as directed by the Participants. As the Recordkeeper, Vanguard is responsible for establishing participant accounts, recording contributions, and determining the value and increase or decrease in each participant account to reflect its proportionate interest in each of the funds.

Participation

Participation in the Plan is voluntary. An eligible employee is any person regularly employed by the Company and represented by a collective bargaining agreement between the Company and the IBEW and not excluded under the terms of the collective bargaining agreement. As of the first pay period, an eligible employee may become a Participant in the Plan by contacting Vanguard via voice response or the Internet to enroll.

Contributions

Contributions to the Plan begin after an employee agrees to accept a specified reduction in salary/wage for each pay period in consideration for the Company’s contribution of such amount to the Plan. These contributions are excluded from the Participant’s taxable income for federal income tax purposes until received as a withdrawal or a distribution from the Plan. A Participant may increase, decrease or stop the amount of the salary/wage reduction at any time.

The salary/wage reduction contributions may not, for any year, exceed the lesser of 18.5% of the Participant’s aggregate eligible salary/wage in pretax dollars for a calendar year or the applicable limit under the Internal Revenue Code Section 402(g). For calendar years 2003 and 2002 the applicable limits were $12,000 and $11,000, respectively. The Plan also provides that certain limitations may be imposed on Participants’ contributions in order to comply with statutory requirements, including the limitation of eligible salary/wage for compensation earned up to $200,000 in 2003 and 2002.

Effective January 1, 2002, participants are eligible to contribute additional pretax dollars during the plan year in which they have attained age 50. The maximum additional contribution was $2,000 and $1,000 for Plan years 2003 and 2002, respectively.

Rollovers Into The Plan

Active participants may transfer all or part of a distribution from another qualified retirement plan to the Plan, provided that certain statutory requirements are met. Participants have a fully vested and non-forfeitable interest in rollover accounts at all times.

Investment Elections

Each Participant may direct that salary/wage reduction contributions be invested in one or more of the funds described previously. Allocations must be in increments of 1% of each contribution. A Participant may change such allocation at any time and may transfer all or a portion of the value of his or her Participant Account, in increments of 1% among the seven funds at any time during the year.

Valuation

All of a Participant’s salary/wage reduction contributions are credited to his or her account. The value of each of the separate funds is determined by the Trustee on a daily basis. A Participant’s interest in the Duquesne Light Holdings, Inc. Common Stock Fund is calculated in units, which are equivalent to shares.

Matching Contributions

The Plan includes a matching contribution feature, which provides that the Company will contribute $.25 for every $1.00 of salary reduction contributions by a Participant to his or her 401(k) account up to a maximum of 4% of his or her eligible wage. The matching contributions are made in the form of Holdings common stock.

The Company or its affiliate will match up to an additional $.25 on every $1.00 of salary reduction contributions by a Participant up to a maximum of 4% of his or her eligible wage as an annual performance matching contribution if the Company achieves certain performance objectives established by the Company’s Compensation Committee or the Board of Directors. In 2003, these incentive targets were met and an annual performance matching contribution was made to each Participant’s Matching Contribution Account. In 2002, these incentive match targets were not achieved and the annual performance matching contribution was not made.

Vesting and Benefit Distributions

Participants are fully vested in their Participant Accounts at all times. With respect to vesting of the Participant’s Matching Contribution Account, participants who complete an hour of service under the Plan in a Plan year beginning after December 31, 2001, shall be vested upon completion of three years of service or earlier termination due to disability, death, the attainment of age 62 while an employee or Plan termination. Amounts contributed through salary/wage reductions may be withdrawn by, or distributed to, a Participant (1) upon termination of employment or (2) upon attaining the age of 59 1/2. In the event of death, a Participant’s account balance will be distributed to the Participant’s beneficiary in a lump sum payment. Disabled Participants may choose to receive a full distribution of their account balance. Upon proof, to the satisfaction of the Plan Administrator, of an immediate and heavy financial need, amounts contributed may be withdrawn for a hardship purpose, only after the Participant has borrowed the maximum amount allowed under the Plan. Certain income tax penalties may apply to withdrawals or distributions prior to age 59 1/2. Distribution of a Participant’s account must commence once a participant has ended their service with the Company and has attained age 62, or has an account balance less than $5,000. Full distribution of a vested account balance may be made as a direct rollover to another qualified retirement plan or an individual retirement account.

Participant Loans

Participants may borrow from their contribution accounts a minimum of $1,000 up to a maximum of $50,000 or 50% of their vested interest in their account balance, whichever is less. The balance of the Participant’s account secures the loans, and only one loan may be outstanding at a time. The interest rate is the prime rate plus 1 percent. Participants have up to five years to repay a general-purpose loan and up to 15 years if their loan is used to purchase a primary residence.

Forfeitures

When certain terminations of participation in the Plan occur, the nonvested portion of the Participant’s account, as defined by the Plan, represents a potential forfeiture. If upon reemployment the former Participant fulfills certain requirements, as defined by the Plan, these potential forfeitures, including earnings, will be transferred to the Participant’s Matching Contribution Account. There were no forfeiture reallocations in 2003 and 2002. If the former Participant does not fulfill certain requirements, as defined by the Plan, these forfeitures reduce subsequent Company matching contributions to the Plan, or may be used to reduce Plan expenses. The forfeitures amounted to $557 in 2003 and $100 in 2002.

Termination of the Plan

The Company may terminate, amend, modify or suspend the Plan in whole or in part at any time subject, however, to the terms of any collective bargaining agreement that specifically limits the Company’s right to do so. However, in any such event, the Participants’ rights to their account balances will not be forfeited.

Tax Status

The Plan obtained its latest determination letter on February 13, 2003, in which the Internal Revenue Service stated that the Plan, as amended and restated as of January 1, 2000, was in compliance with the applicable requirements of the Internal Revenue Code of 1986, as amended (IRC). The Plan has been amended since receiving the determination letter. However, the Company believes that the Plan is designed and currently being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes is included in the Plan’s financial statements.

2.	Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting.

Valuation of Investments and Income Recognition

Investments in the Vanguard Prime Money Market Fund are based on historical cost, which approximates fair value. Investments in the Vanguard Total Bond Market Index Fund are reported at fair value based on the quoted net asset value of the bond issues of the fund. Investments in the Vanguard 500 Index Fund, Vanguard Extended Market Index Fund, Vanguard Small-Cap Index Fund, and the Vanguard Total International Stock Index Fund are reported at fair value based on the quoted net asset value of shares of the fund. Investments in the Duquesne Light Holdings, Inc. Common Stock Fund are stated at fair value based upon the closing sales price of Holdings common stock reported on recognized securities exchanges on the last business day of the year. Participant loans are valued at cost, which approximates fair value.

Purchases and sales of investments are recorded on a trade-date basis. Interest income is accrued when earned. Dividend income is recorded on the ex-dividend date. Capital gain distributions are included in dividend income.

Payment of Benefits

Benefits are recorded when paid.

Distributions Due to Participants

The Plan had no amounts allocated to accounts of persons who have withdrawn from participation in the earnings and operations of the Plan as of December 31, 2003 and 2002.

Excess Contributions Refundable

As of December 31, 2003, a liability of $3,968 was recorded for amounts refundable by the Plan to Participants for contributions made in excess of amounts allowed by the IRC.

Expenses

In 2003 and 2002, Plan expenses were paid by the Plan or by the Company as provided by the Plan document.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions to the Plan’s net assets available for benefits during the reporting period. Actual results could differ from those estimates.

The Plan utilizes various investment instruments including investments in mutual funds and common stock. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

Derivatives

The Plan’s Vanguard Funds invest in derivative instruments, financial contracts whose value is based on, or derived from, a traditional security, an asset, or a market index. Derivatives may involve risks greater than those of traditional investments. The Funds will not use derivatives for speculative purposes or as leveraged investments that magnify gains or losses or the risks of an investment. Each Fund’s obligation to purchase securities under futures contracts will not exceed 20% of its total assets.

The Vanguard Funds may invest in derivative types such as stock futures, bond (interest rate) futures, options contracts, warrants, convertible securities, swap agreements, relatively conservative classes of collateralized mortgage obligations, forward foreign currency exchange contracts, and adjustable-rate securities. The Funds may invest in derivatives to keep cash on hand for redemption needs while simulating full investments in stocks or bonds, to reduce the Funds’ transaction costs, to add value when the derivatives are favorably priced, to maintain the same currency exposure as a Fund’s index, to gain currency exposure when investing in stock index futures, or to settle trades in a foreign currency.

Plan investments in derivative instruments are recorded at fair value in the Statements of Net Assets Available for Benefits. The use of derivative instruments is not believed to materially increase the credit or market risk of the Plan’s investments.

3.	Related-Party Transactions

Certain plan investments are shares of mutual funds managed by Vanguard, the Trustee as defined by the Plan, and, therefore, these transactions qualify as party-in-interest transactions. Other related-party transactions include Plan investments in shares of Holdings common stock and certain administrative costs and expenses, which are paid by the Company.

4.	Nonparticipant-Directed Account

Information about the net assets and significant components of the changes in net assets relating to both the participant-directed portion and the nonparticipant-directed portion of the Duquesne Light Holdings, Inc. Common Stock Fund is as follows:

	December 31,
	2003	2002
Net assets:

Duquesne Light Holdings, Inc. Common Stock Fund	$7,521,842	$5,563,194
Employer contributions receivable	411,938	82,589

Net assets	$7,933,780	$5,645,783

Changes in net assets:

Dividend income	$384,110	$433,868
Net appreciation (depreciation) in fair value of investments	1,282,165	(1,195,729)
Contributions:
Employer	652,588	331,576
Participant	322,728	365,504
Participant loan repayments	15,611	11,847
Payments of benefits	(184,181)	(413,268)
Participant loan withdrawals	(32,112)	(12,929)
Other deductions	(10,006)	(20)
Net transfers out of the Plan	(77,317)	(14,024)
Net transfers within the Plan	(65,589)	292,659

Net increase (decrease)	$2,287,997	$(200,516)

5.	Investments Exceeding 5% of Total Net Assets

The following represents the investments that represent 5 percent or more of the Plan’s net assets available for benefits as of December 31, 2003 and 2002.

	December 31,
	2003	2002
Duquesne Light Holdings, Inc. Common Stock Fund*, 410,133 and 365,039 shares, respectively	$7,521,842	$5,563,194
Vanguard 500 Index Fund, 156,463 and 148,113 shares, respectively	$16,064,060	$12,019,390
Vanguard Prime Money Market Fund, 4,215,613 and 3,802,816 shares, respectively	$4,215,613	$3,802,816
Vanguard Total Bond Market Index Fund, 378,780 and 344,293 shares, respectively	$3,905,225	$3,573,757
Vanguard Small-Cap Index Fund, 111,702 and 101,858 shares, respectively	$2,524,473	$1,595,096
Vanguard Extended Market Index Fund, 84,428 and 75,270 shares, respectively	$2,250,860	$1,410,569

*	Nonparticipant-directed

6.	Net Change in Fair Value of Investments

The net appreciation (depreciation) in the fair value of investments (including investments bought, sold and held during the year) for the years ended December 31, 2003 and 2002 consisted of the following:

	Years Ended December 31,
	2003	2002
Mutual Funds	$4,883,532	$(4,343,944)
Common Stock	1,282,165	(1,195,729)

	$6,165,697	$(5,539,673)

7.	Subsequent Event

During the second quarter of 2004, the Company added the following Vanguard Funds for Participants to choose for their respective investment options: Vanguard Mid-Cap Index Fund; Vanguard Retirement Savings Trust Fund; Vanguard Target Retirement Income Fund; Vanguard Target Retirement 2015 Fund; Vanguard Target Retirement 2025 Fund; Vanguard Target Retirement 2035 Fund; and Vanguard Target Retirement 2045 Fund. At the same time, the Vanguard Extended Market Index Fund was removed from the investment options.

Duquesne Light Company 401(k) Retirement Savings Plan for IBEW Represented Employees

Employer Identification Number 25-0451600 (Plan Number 007)

Schedule of Assets (Held at End of Year)

December 31, 2003

(a)	(b) Identity of Issue	(c) Description of Investment	(d) Cost	(e) Current Value
*	Vanguard 500 Index Fund	Registered Investment Company 156,463 shares	***	$16,064,060
*	Vanguard Extended Market Index Fund	Registered Investment Company 84,428 shares	***	2,250,860
*	Vanguard Prime Money Market Fund	Registered Investment Company 4,215,613 shares	***	4,215,613
*	Vanguard Small-Cap Index Fund	Registered Investment Company 111,702 shares	***	2,524,473
*	Vanguard Total Bond Market Index Fund	Registered Investment Company 378,780 shares	***	3,905,225
*	Vanguard Total International Stock Index Fund	Registered Investment Company 102,248 shares	***	1,087,917
**	Duquesne Light Holdings, Inc. Common Stock Fund	Company Stock Fund 410,133 shares	$9,650,011	7,521,842
*	Loan Fund – Various Participants	Participant loans with interest rates of 5% to 10% and maturity dates ranging from February 2004 through August 2018	***	214,323

		Total investments		$37,784,313

*	Party in Interest
**	Nonparticipant-directed
***	Cost has been omitted for participant-directed investments.

Duquesne Light Company 401(k) Retirement Savings Plan for IBEW Represented Employees

Employer Identification Number 25-0451600 (Plan Number 007)

Schedule of Reportable Transactions*

For the year ended December 31, 2003

(a) Identity of Party Involved	(b) Description of Investment	(c) Purchase Price	(d) Selling Price	(g) Cost Of Asset	(h) Current Value of Asset on Transaction Date	(i) Net Gain (Loss)
N/A	Duquesne Light Holdings, Inc. Common Stock Fund**	$1,574,351	—	—	$1,574,351	—

*	Transactions or a series of transactions in excess of 5% of the current value of the Plan’s assets as of the beginning of the plan year as defined in section 2520.103-6 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA.
**	Nonparticipant-directed

Note: Columns (e) & (f) are not applicable and have been omitted.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, Duquesne Light Company has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

DUQUESNE LIGHT COMPANY 401(k) RETIREMENT SAVINGS PLAN FOR IBEW REPRESENTED EMPLOYEES

By	/s/ Stevan R. Schott
Stevan R. Schott
Senior Vice President and Chief Financial Officer, Duquesne Light Company

Dated: June 28, 2004